

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/02 (MM/DD/YY) AND ENDING 7/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Related Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED SEP 3 0 2003 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Saccomondo, Jr. (212) 421-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman Alpren & Green LLP
(Name – *if individual, state last, first, middle name*)

1700 Broadway (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen M. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Related Equities Corporation, as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Stephen M. Ross, Chairman

Title

SUSAN J. McGUIRE
Notary Public, State of New York
No. 01MC4611382
Qualified in Nassau County
Commission Expires March 30, 2007



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) *Statement of Financial Condition.*
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELATED EQUITIES CORPORATION

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED JULY 31, 2003

AND

INDEPENDENT AUDITORS' REPORT

RELATED EQUITIES CORPORATION

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEAR ENDED JULY 31, 2003

TABLE OF CONTENTS

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

1700 BROADWAY
NEW YORK, NY 10019
212-842-7000
FAX 212-842-7001
www.nyccpas.com

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF RELATED EQUITIES CORPORATION

We have audited the accompanying balance sheet of RELATED EQUITIES CORPORATION as of July 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RELATED EQUITIES CORPORATION as of July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Friedman Alpren + Green LLP

August 27, 2003

RELATED EQUITIES CORPORATION

BALANCE SHEET

JULY 31, 2003

ASSETS

Current assets	
Cash	$ 11,888
Receivables, less allowance for doubtful accounts - Note 2	-
Prepaid expenses	5,553
	$ 17,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$ 2,500
Stockholder's equity	
Common stock - $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	243,756
Accumulated deficit	(228,915)
Total stockholder's equity	14,941
	$ 17,441

The accompanying notes are an integral part of these financial statements.

RELATED EQUITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2003

Revenues	
Interest income	$ 232
Bad debt recovery - investor services fee	1,800
Total revenues	2,032
Expenses	
General and administrative	56,569
Loss before income taxes	(54,537)
Income taxes	2,373
Net loss	$ (56,910)

The accompanying notes are an integral part of these financial statements.

RELATED EQUITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JULY 31, 2003

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, beginning of year	$ 11,251	$ 100	$ 183,156	$ (172,005)
Capital contributions	60,600	-	60,600	-
Net loss	(56,910)	-	-	(56,910)
Balance, end of year	$ 14,941	$ 100	$ 243,756	$ (228,915)

The accompanying notes are an integral part of these financial statements.

RELATED EQUITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2003

Cash flows from operating activities	
Net loss	$ (56,910)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Prepaid expenses	(2,865)
Accrued expenses	2,500
Accounts payable, affiliate	12,400
Net cash used in operating activities	(44,875)
Cash flows from financing activities	
Capital contribution	48,200
Net increase in cash	3,325
Cash, beginning of year	8,563
Cash, end of year	$ 11,888
Supplemental cash flow disclosures	
Income taxes paid	$ 2,373
Noncash financing activity	
Transfer of accounts payable, affiliate to additional paid-in capital	12,400

The accompanying notes are an integral part of these financial statements.

RELATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenue Recognition

Commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects. In addition, the Company acts as a "dealer-manager" for projects. No commission income was earned by the Company during the year ended July 31, 2003.

Income Taxes

The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is reportable by its stockholder on his individual income tax returns, and the Company makes no provision for Federal income tax. Provisions are made for New York State S Corporation franchise tax, New York City general corporation tax, and other state income taxes to which the Company is subject.

The Company files its income tax returns on a calendar-year basis, under the cash method of accounting. Deferred income taxes are not material at July 31, 2003.

2 - RECEIVABLES

At July 31, 2003, receivables consist of the following:

Related parties	$36,983
Other	53,167
	90,150
Less - Allowance for doubtful accounts	90,150
	$ -0-

(Continued)

3 - RELATED PARTY TRANSACTION

In July 2003, $12,400 of accounts payable to an affiliate was forgiven and contributed to the Company's capital.

4 - NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission net capital rule. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital", as these terms are defined by the rule; however, at no time shall "net capital" be less than $5,000. At July 31, 2003, the "net capital", as computed by the Company, was $4,388 in excess of the minimum amount required.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE BOARD OF DIRECTORS OF RELATED EQUITIES CORPORATION

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman Alpren + Green LLP

Certified Public Accountants

New York, New York
August 27, 2003

RELATED EQUITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JULY 31, 2003

Aggregate indebtedness	
Accrued expenses	$ 2,500
Net capital	
Credit items	
Common shares	$ 100
Additional paid-in capital	243,756
Accumulated deficit	(228,915)
Total credit items	14,941
Debit item	
Nonallowable assets	5,553
Net capital	$ 9,388
Capital requirements	
6-2/3% of aggregate indebtedness ($2,500)	$ 167
Net capital as above	$ 9,388
Ratio of aggregate indebtedness to net capital	.27

See Independent Auditors' Report on Accompanying Information.

RELATED EQUITIES CORP.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JULY 31, 2003

Net capital	
Credit items	
Common shares	$ 100
Additional paid-in capital	243,756
Accumulated deficit	(228,915)
Total credit items	14,941
Debit item	
Nonallowable assets	5,553
Net capital	$ 9,388
Capital requirements	
Minimum capital requirements	$ 5,000
Excess net capital	4,388
Net capital as above	$ 9,388

No material differences exist in this computation of net capital and the computation included in the Company's Focus Report 11A.

See Independent Auditors' Report on Accompanying Information.

RELATED EQUITIES CORPORATION

OTHER INFORMATION

JULY 31, 2003

Since the Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody of customer funds, the following statements and computations are not applicable at July 31, 2003 and for the year then ended and, accordingly, are not included herein:

(a) Statement of changes in subordinated liabilities.

(b) Computation of formula for determination of reserve requirements under S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS OF RELATED EQUITIES CORPORATION

In planning and performing our audit of the financial statements and supplemental schedules of RELATED EQUITIES CORPORATION for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RELATED EQUITIES CORPORATION, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Friedman Alpren + Green LLP

Certified Public Accountants

New York, New York
August 27, 2003